Mail Stop 3561								October 21, 2005

Via U.S. Mail and Fax (212) 777-3050

Deborah C. Paskin, Esq.
Executive Vice President, Secretary and General Counsel
Brookdale Senior Living Inc.
330 North Wabash
Suite 1400
Chicago, Illinois  60611

	Re:  	Brookdale Senior Living Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed October 12, 2005
      File No. 333-127372

Dear Ms. Paskin:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.



Prospectus Summary, page 2

1. We believe that you should revise the title of "Cash Earnings" in this section and elsewhere in the document to a more descriptive title. In this regard, this measure does not appear to represent "cash earnings" when it only reflects "recurring capital expenditures" and is only meant to reflect operational factors that management can impact in the short-term. Please either revise the title of this measure, or delete the presentation throughout.
2. In addition, we believe that you should add a pro forma GAAP measure of `net income (loss)`. In this regard, you should briefly describe what this pro forma presentation reflects so that investors understand the purpose of this presentation.


3. Please refer to your presentation of pro forma `Cash Provided by
Operating Activities` for the three and six months periods ended
June
30, 2005 and for the year ended December 31, 2004 on page 10. Since this information is prepared on a "pro forma basis" we would expect these amounts to be prepared consistent with the other Article 11 information provided in your pro forma balance sheet and income statement information. Please provide us with a detailed description as to how these amounts were calculated, along with any schedules used to develop the amounts. In addition, you should briefly describe what this pro forma presentation reflects so that investors understand the purpose of this presentation.



Summary Combined Financial Information, page 8
Selected Combined Historical Financial and Operating Data, page 34

4. We reissue prior comment 8 in our letter dated October 11, 2005.
Please note that EPS information is required by Item 301 of Regulation S-K. Please note that you can include an explanation in the notes with regard to the change in your capital structure

Business

Overview, page 74

5. Please delete your pro forma non-GAAP financial information from this section. Note that it is the Staff position that non-GAAP financial information should be presented only in the selected financial data and MD&A sections.

History, Page 77, 78 and 79

6. Please expand your disclosure of your footnote (1) to clarify the relationship and agreements between Fortress Investment Holdings LLC and affiliates after the combinations. In addition, explain how this results in Fortress Investment Holdings to have a beneficial ownership in the shares of Brookdale.




Notes to the pro forma information

Note 1.  Pro Forma - Basis of Presentation, page F-7

7. We note your response to comment 16.   We continue to believe
that
the primary pro forma earnings per share calculation should reflect only the additional shares sold in the offering whose proceeds will be used to retired debt and purchase leased facilities. Please refer to the guidance in Rule 11-02 (b) (7) of Regulation S-X. If you present additional earnings per share data reflecting the issuance of all shares in the offering, you should clearly label this information. The notes to the pro forma should clearly explain each calculation of pro forma earnings per share.


Note (C) Acquisition Adjustments, page F-8, F-9 and F-10

8. With regard to adjustment (5) please note that infrequent or nonrecurring items included in the underlying historical financial statements of the combining entities that are not directly affected by the transaction should not be eliminated in arriving at pro forma results. For additional guidance refer to Article 11 of Regulation S-
X.


Note D.  Initial Public Offering Adjustments, page F-13

9. We note your response to comment 20 and may have additional comments on the pro forma information on the adjustment in fair value in the step-up basis of the minority interest to reflect your IPO mid-point price range.


Note 1.  Organization, page F-30

10. Please expand the disclosure and discuss the relationships and agreements between FIG and affiliates to explain the basis for your conclusion that FIG controls more than 50 percent of the voting ownership interest of BLC and Alterra.

Segment Reporting

11. It is our understanding as per our conference call on October
19,
2005 that you will provide us with additional information with regard to your determination of your reportable business segments.




Common Control and Minority Interest

12. As per our conference call on October 19, 2005 it is our understanding that you will provide clarification to your response to our comments 27, 28 and 30 dated October 7, 2005 with regard to common control and minority interest. Please note that when we receive your evaluation of common control, we may have additional comments about your proposed method of accounting for the minority interests in the merger of Brookdale Living Communities and Alterra
Healthcare Corp.









*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Alonso Rodriguez, Staff Accountant, at (202) 551-3370, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-777-3050)
      Joseph A. Coco, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP






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Deborah C. Paskin, Esq.
Brookdale Senior Living Inc.
November 3, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE